Exhibit 99.1
SINA CORPORATION
Unaudited Pro Forma Condensed Consolidated Financial Information
Overview
     On February 24, 2008, SINA Corporation (“SINA”, the Company”) entered into an agreement with E-House (China) Holdings Limited (“E-House”) to form China Online Housing Technology Corporation (“China Online Housing”), a joint venture to operate SINA’s real estate channel operations. The joint venture investment in China Online Housing was subsequently consummated on April 1, 2008. SINA contributed to China Online Housing $2.5 million in cash, certain assets and liabilities and the rights to operate its real estate channel operations for a period of ten years. The licenses granted to China Online Housing included the rights to use SINA’s trademark, domain name, portal technologies and certain software. In addition, SINA signed an advertising agency agreement (the “old advertising agency agreement”) with China Online Housing, under which China Online Housing would be the exclusive agent for selling advertising to real estate customers on SINA’s other channels for three years starting from April 1, 2008, and China Online Housing would be entitled to receive 15% of the sales contract amount as agency fee. Additionally, China Online Housing guaranteed a certain amount of advertising revenue to be placed on SINA’s non-real estate channels from real estate customers during the agreement period. Thirty-four percent of China Online Housing shares were then issued to E-House in exchange for payment of $2.5 million cash and 10-year exclusive, business-to-consumer usage of the database from E-House’s subsidiary China Real Estate Information Corporation (“CRIC”).
     On July 23, 2009, SINA announced that it entered into a definitive agreement (the “Agreement”) with E-House to merge E-House’s real estate information and consulting services and China Online Housing (the “Transaction”). E-House’s real estate information and consulting services business is operated by CRIC. Under the Agreement, SINA would contribute its online real estate business into its majority-owned subsidiary China Online Housing, and CRIC would issue 47,666,667ordinary shares to SINA to acquire SINA’s equity interest in China Online Housing upon and conditioned on the completion of the initial public offering of CRIC (the “CRIC IPO”).
     On September 2, 2009, SINA entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement (collectively the “License Agreements”) with China Online Housing as part of its consideration for the interest in CRIC. Below is a summary of the License Agreements:
•	Amended and Restated Advertising Agency Agreement. Under the amended and restated advertising agency agreement, upon the completion of the CRIC IPO, China Online Housing continues to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell to real estate, home furnishing and construction material advertisers on these three channels as well as SINA’s other websites. If China Online Housing sells advertising on SINA’s websites other than these three channels, China Online Housing is entitled to receive approximately 85% of the revenues generated from these sales. In addition, China Online Housing authorizes SINA as its exclusive agent to sell non real estate advertising on its directly operated website and channels. China Online Housing is also entitled to receive 85% of the revenues generated from these sales. The initial term of the amended and restated advertising agency agreement is ten years.

•	Domain Name and Content License Agreement. Under the domain name and content license agreement, which became effective upon the completion of the CRIC IPO, SINA grants to China Online Housing an exclusive license to use its three domain names, i.e., house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn, in connection with China Online Housing’s real estate Internet operations in China. In addition, SINA also grants to China Online Housing an exclusive license to use all content whose copyrights are owned by SINA or owned by a third party provider but is sub-licensable by SINA without requiring payment of any additional fees. For other operating content, China Online Housing is required to enter into an agreement with the owner independently and is responsible for the costs associated with procuring the content. The licenses are for an initial term of ten years and free of any additional fees.

•	Trademark License Agreement. Under the trademark license agreement, which became effective upon the completion of CRIC’s IPO, SINA grants to China Online Housing a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks in connection with China Online Housing’s real estate Internet operations in China through website located at www.leju.com and the channels located at house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn. The licenses are for an initial term of ten years and free of any additional fees.

•	Software License and Support Services Agreement. Under the software license and support services agreement, which became effective upon the completion of CRIC’s IPO, SINA grants to China Online Housing a non-exclusive license to use (i) SINA’s proprietary software including those used for internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management, flow statistics and monitoring, (ii) current software products and interfaces necessary to facilitate China Online Housing’s use of the current software products, (iii) the databases and compilations, (iv) its improvement to the licensed software and (v) related documentation and hardware, in connection with China Online Housing’s real estate Internet operations in China. SINA will also provide to China Online Housing infrastructure necessary to operate its websites and facilitate its use of the licensed software. In addition, SINA will also provide China Online Housing support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years and free of any additional fees. However, to the extent that there are any reasonable, incremental costs for use of the licensed software or the infrastructure or provision of support services due to a change in its business needs, China Online Housing is required to reimburse SINA for such costs.
     On October 16, 2009, the Transaction was consummated following the listing of CRIC’s American depositary shares on the NASDAQ Global Select Market. As of the closing of the Transaction, SINA is the second largest shareholder of CRIC with approximately 33% interest.
     In preparing the unaudited pro forma condensed consolidated financial statements presented herein, the Company assumed that the Transaction was consummated as of June 30, 2009 for purposes of the pro forma condensed consolidated balance sheet and at the beginning of the periods presented for purposes of the pro forma condensed consolidated statement of operations. The Transaction included the following:
(i)	completion of CRIC IPO;

(ii)	disposal of SINA’s 66% interest in China Online Housing;

(iii)	acquisition of an approximately 33% interest in CRIC; and

(iv)	signing of the License Agreements.
     The unaudited pro forma condensed consolidated financial information is based on, and should be read in conjunction with, the respective historical consolidated financial statements and the notes thereto of the Company and CRIC, that have been filed as Exhibit 99.2 and 99.7 to the Form 6-K to which this exhibit is included.
     The unaudited pro forma condensed consolidated balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the Transaction been in effect as of the dates indicated and should not be construed as being a representation of future financial position or operating results of the Company. There can be no assurance that the Company will incur less costs or expenses as a result of the disposal of SINA’s 66% equity interest in China Online Housing or that CRIC’s management will be successful in its effort to integrate the operations of CRIC and China Online Housing.

SINA CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of June 30, 2009
(US Dollars, in thousands)

		China Online	Pro Forma		Pro Forma
	SINA	Housing,	Adjustments	Notes	Results

ASSETS
Current assets:
Cash and cash equivalents	$431,861	$9,331			$422,530
Short-term investments	150,096	—			150,096
Accounts receivable, net	72,324	10,694	7,141	(4)	68,771
Prepaid expenses and other current assets	13,351	361			12,990

Total current assets	667,632	20,386			654,387
Property and equipment, net	27,912	1,348			26,564
Investment in equity interest	—	—	572,000	(1)	572,000
Intangible assets, net	9,478	3,098			6,380
Goodwill	84,050	—			84,050
Other assets	1,854	33			1,821

Total assets	$790,926	$24,865			$1,345,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,356	$17			$1,339
Accrued liabilities	60,323	2,986			57,337
Income taxes payable	9,977	48			9,929
Deferred taxes liabilities		113			(113)
Deferred revenue	10,335	2,901	18,745	(1)	26,179
Amount due to a related party		7,141	7,141	(4)	—
Convertible debt	99,000	—			99,000

Total current liabilities	180,991	13,206			193,671
Long-term liabilities:
Deferred revenue			168,705	(1)	168,705
Other liabilities	3,785	—			3,785

Total other long-term liabilities	3,785	—			172,490

Total liabilities	184,776	13,206			366,161

Shareholders’ equity:
SINA shareholders’ equity:
Ordinary Shares	7,491	10	10	(1)	7,491
Additional paid-in capital	390,397	8,644	8,531	(1)	390,284
Treasury stock	(50,074)	—			(50,074)
Retained earnings	201,656	2,994	379,920	(1)	578,582
Accumulated other comprehensive income	51,946	11	11	(1)	51,946

Total SINA shareholders’ equity	601,416	11,659			978,229
Noncontrolling interest	4,734	—	(3,922)	(1)	812

Total shareholders’ equity	606,150	11,659			979,041

Total liabilities and shareholders’ equity	$790,926	$24,865			$1,345,202

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

SINA CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2009
(US Dollars, in thousands, except per share data)

		China Online	Pro Forma		Pro Forma
	SINA	Housing	Adjustments	Notes	Results
Net revenues:
Advertising	$100,926	$16,641	814	(5)	$85,099
Non-advertising	63,097	—	9,373	(6)	72,470

	164,023	16,641			157,569

Costs of revenue:
Advertising	45,874	10,041	7,182	(3)	42,474
			(610)	(3)
			69	(5)
Non-advertising	29,246	—			29,246

	75,120	10,041			71,720

Gross profit	88,903	6,600			85,849

Operating expenses:
Sales and marketing	36,947	3,385			33,562
Product development	15,319	615			14,704
General and administrative	13,480	1,423			12,057
Amortization of intangible assets	822	—			822

Total operating expenses	66,568	5,423			61,145

Income from operations	22,335	1,177			24,704
Interest and other income, net	5,056	(7)			5,063
Share of income from equity investment	—	—	608	(7)	608

	5,056	(7)			5,671

Income before income taxes expense	27,391	1,170			30,375
Income tax expense	(4,043)	38	723	(3)	(3,440)
			(82)	(5)

Net income	23,348	1,208			26,935
Less: Net income attributable to the noncontrolling interest	(261)	—	411	(1)	150

Net income attributable to SINA	$23,087	$1,208			$27,085

Basic net income per share attributable to SINA	$0.43				$0.50
Diluted net income per share attributable to SINA	$0.40				$0.46
Shares used in computing basic income per share attributable to SINA	54,097				54,097
Shares used in computing diluted income per share attributable to SINA	58,285				58,285
See accompanying notes to the unaudited pro forma condensed consolidated financial information.

SINA CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2008
(US Dollars, in thousands, except per share data)

		China Online
		Housing	China Online	Pro Forma
	SINA	Predecessor*	Housing	Adjustments	Notes	Pro Forma Results
	Year Ended	Three Months	Nine Months			Year Ended
	December 31,	Ended March	Ended December			December 31,
	2008	31, 2008	31, 2008			2008
Net revenues:
Advertising	$258,499	$6,551	$31,067	1,853	(5)	$222,734
Non-advertising	111,088	—	—	18,745	(6)	129,833

	369,587	6,551	31,067			352,567

Costs of revenue:
Advertising	100,008	2,490	19,494	15,230	(3)	92,117
				(1,295)	(3)
				158	(5)
Non-advertising	50,327	—	—			50,327

	150,335	2,490	19,494			142,444

Gross profit	219,252	4,061	11,573			210,123

Operating expenses:
Sales and marketing	79,784	1,237	5,278			73,269
Product development	30,371	577	811			28,983
General and administrative	33,179	684	2,499			29,996
Amortization of intangible assets	1,337	36	—			1,301

Total operating expenses	144,671	2,534	8,588			133,549

Income from operations	74,581	1,527	2,985			76,574
Interest and other income, net	18,270	—	(18)			18,288
Gain (loss) on the sale of noncontrolling interest in a subsidiary	2,358	—	—	(3,137)	(2)	(779)
Share of income from equity investment	—	—	—	3,492	(7)	3,492

	20,628	—	(18)			21,001

Income before income taxes expense	95,209	1,527	2,967			97,575
Income tax expense	(14,042)	—	(1,181)	1,812	(3)	(11,269)
				(220)	(5)

Net income	81,167	1,527	1,786			86,306
Less: Net income attributable to the noncontrolling interest	(529)	—	—	607	(1)	78

Net income attributable to SINA	$80,638	$1,527	$1,786			$86,384

Basic net income per share attributable to SINA	$1.44					$1.55
Diluted net income per share attributable to SINA	$1.33					$1.43
Shares used in computing basic income per share attributable to SINA	55,821					55,821
Shares used in computing diluted income per share attributable to SINA	60,474					60,474

*	Prior to the restructuring, SINA’s Real Estate Channel Operations operated as an integral part of SINA’s advertising business and were not accounted for as a separate entity, subsidiary or division of SINA’s business. SINA considered its Real Estate Channel Operations to be the predecessor to China Online Housing, as this was a business with an associated and continuing revenue stream (i.e. sale of online advertising to real estate customers).
See accompanying notes to the unaudited pro forma condensed consolidated financial information.

SINA CORPORATION
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information
1. Basis of Pro Forma Presentation
     The Company’s acquisition of approximately 33% interest in CRIC represents a significant acquisition in accordance with Rule 3-05 of Regulation S-X, and the disposal of 66% equity interest in China Online Housing is a significant disposal under the pro forma requirements of Article 11 of Regulation S-X. The financial statements of CRIC for purposes of compliance with Rule 3-05 of Regulation S-X have been filed as Exhibit 99.3 and 99.4 to the Form 6-K, to which this exhibit is included. The Transaction included the following:
(i)	completion of CRIC IPO;

(ii)	disposal of SINA’s 66% equity interest in China Online Housing;

(iii)	acquisition of an approximately 33% interest in CRIC; and

(iv)	signing of the License Agreements.
     The basis of unaudited pro forma financial statements has been prepared under the assumption that the Transaction occurred as of June 30, 2009 or at the beginning of the periods presented. Assets and liabilities exchanged in the Transaction were measured at fair value as of CRIC’s IPO date, or October 16, 2009.
     Based on the offering price of CRIC’s IPO, the Company’s 33% interest in CRIC was valued at $572.0 million as of CRIC’s IPO date, which also represents the consideration received for the disposal of the interest in China Online Housing and for entering into the License Agreements. The investment was accounted for using the equity method with the cost allocated as follows:

	Allocated value	Amortization Period
	(in thousands)

Share of net tangible assets acquired	$112,233
Share of intangible assets acquired as recorded in the underlying financial statements of CRIC *	68,686	1-10 years
Share of intangible assets not included in CRIC’s financial statements*	36,797	2-8 years, indefinite
Deferred tax liabilities	(22,604)
Goodwill	376,888

Investment in CRIC	$572,000

*	Above intangible assets were measured at fair value as of CRIC’s IPO date based on a valuation report.
     On CRIC’s IPO date, the fair value of 66% equity interest in China Online Housing was $384,550,000 which was determined by management with the assistance of a valuation consultant. Netting the book value amount of $6,118,000, the Company recorded a one-time gain of $378,432,000. This capital gain may be subject to corporate income tax, of which the Company is currently evaluating.
     The amount allocated to the fair value of the License Agreements was $187,450,000, which represents the difference between the total consideration and the amount allocated to China Online Housing and was recorded as deferred revenues and expected to be amortized over the contract period of ten years.
2. Pro Forma Adjustments
     The Company’s unaudited pro forma condensed consolidated financial information gives effect to the following pro forma adjustments as applied to the unaudited financial statements:
     Note (1): To record the initial investment in CRIC, the disposal of SINA’s 66% equity interest in China Online Housing with the related gain of $378,432,000 and the deferred revenues relating to the License Agreements. This gain adjustment was made only to retained earnings in the unaudited pro forma condensed consolidated balance sheet since it does not have a continuing impact on SINA’s results of operation and is nonrecurring. These adjustments also remove the related noncontrolling interest (34% held by E-house) after disposing the Company’s 66% equity interest in China Online Housing to CRIC.
     Note (2): To remove the previously recognized gain on the sale of 34% noncontrolling interest of China Online Housing to E-House on April 1, 2008.
     Note (3): When SINA consolidated China Online Housing historically, any intercompany transactions with China Online Housing were eliminated in consolidation. The subtraction of the financial statement amounts of China Online Housing from SINA’s consolidated financial statements in these unaudited pro forma financial statements removes revenues and costs of revenue amounts which were already eliminated through SINA’s normal consolidation process. This adjustment is to add back the costs of revenue that were originally eliminated on consolidation of SINA and China Online Housing and removed again through the adjustment to reflect the disposal of SINA’s 66% equity interest in China Online Housing, and related business taxes from China Online Housing’s cost of revenues, as well as related income tax expenses calculated at the effective income tax rate of SINA’s PRC operations.
     Note (4): Certain intercompany transactions have been eliminated both through (a) the elimination of intercompany accounts already reflected in the “SINA” column of the pro forma balance sheet and; (b) the subtraction of the “China Online Housing” column from the “SINA” column on the face of the pro forma balance sheet. Consequently, these adjustments are necessary so that the transactions are eliminated once rather than twice.
     Note (5): To add agency fees which are calculated by 15% of China Online Housing’s revenue generated from the sales of advertising on SINA’s non-real estate channels based on the amended and restated advertising agency agreement and related business taxes, as well as related income tax expenses calculated at the effective income tax rate of SINA’s PRC operations.
     Note (6): To record the amortization of deferred revenues from the License Agreements, which represents the difference between the total consideration and the amount allocated to China Online Housing and was recorded as deferred revenues and expected to be amortized over the contract period of ten years.
     Note (7): To record equity income from the investment in CRIC, assuming the transaction was consummated at the beginning of the periods presented.

	Six months ended	Year ended
	June 30, 2009	December 31, 2008
	(in thousands)

Pro forma net income attributable to CRIC shareholders as included in the CRIC’s Registration Statement on Form F-1	$9,790	$21,520
Adjustment to income tax benefits related to the pro forma amortization of the acquired intangible assets for the six months ended June 30, 2009 *	(2,438)	—
Adjustment to increase the amortization expense due to increase in final valuation of acquired intangible assets **	(895)	(1,780)

Pro forma net income attributable to CRIC shareholders, as adjusted	$6,457	$19,740

Multiplication by the ownership percentage	33.35%	33.35%
SINA’s equity income	$2,153	$6,583
Adjustment to record the equity share of amortization of CRIC intangible assets that are not included in CRIC’s financial statements, net of related tax benefits	(1,545)	(3,091)

SINA’s equity income, as adjusted	$608	$3,492

*	The deferred tax liability was calculated based on the amortization of the intangible assets and the applicable income tax rate in each year of their useful life. Under the current legal structure and tax arrangement, the tax benefit for 2009 is computed using the preferential tax rate of 0%, instead of the statutory tax rate of 25%.

**	The tangible and intangible assets acquired by CRIC from China Online Housing were remeasured at fair value as of CRIC’s IPO date and result in higher amortization expenses than amounts assumed and included in the CRIC’s unaudited pro forma condensed combined financial information included in their Form F-1. The amount of this additional step up and related amortization expense has been estimated on CRIC’s IPO date based on a valuation report.